UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                                (Amendment No 2)*


                   Universal Stainless & Alloy Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    913837100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1      NAME OF  REPORTING  PERSON
       S.S.  OR I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSON
       Rajah Corp. 13-3633222

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]  (b) [ ]


3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
                      5       SOLE VOTING POWER
                              268,000 shs.
     NUMBER OF
       SHARES         6       SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY
        EACH          7       SOLE DISPOSITIVE POWER
     REPORTING                268,000 shs.
       PERSON
        WITH          8       SHARED DISPOSITIVE POWER
                              -0-

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       268,000 shs.

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
       N/A

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       4.3%

12     TYPE OF REPORTING PERSON
       CO

Item 1.

(a)      Name of issuer:
         Universal Stainless & Alloy Products, Inc.

(b)      Address of Issuer's Principal Executive Offices:
         600 Mayer Street
         Bridgeville, PA  15017

Item 2.

The name, address and certain other information concerning the filing person is as follows: Rajah Corp., a Delaware corporation, whose address is 900 Third Avenue, New York, NY 10022.

The title of the class of securities as to which this report applies: Common Stock, $.001 par value, of Universal Stainless & Alloy Products, Inc. (CUSIP No. 913837100)

Item 3.

N/A

Item 4.

The amount of shares beneficially owned by the filing person, and the percent of class is: 268,000 shares (4.3%). The filing person has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of all such shares.

Item 5.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following |X|

Item 6.

N/A

Item 7.

N/A

Item 8.

N/A

Item 9.

N/A

Item 10.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and sere not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 13, 1998
                                                     -----------------
                                                     Date


                                                     /s/ Gerald A. Eppner
                                                     --------------------
                                                     Signature


                                                     Gerald A. Eppner, Secy.
                                                     ---------------------------
                                                     Name/Title